UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15 (d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

Commission File Number 001-14841

A.           Full title of the plan and the address of the plan, if different from that of the issuer name below:

                        MarkWest Hydrocarbon, Inc. 401(k) Savings and Profit Sharing Plan

B.             Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

MarkWest Hydrocarbon, Inc.
155 Inverness Drive West, Suite 200
Englewood, CO 80112-5000

MarkWest Hydrocarbon, Inc. 401(k) Savings and Profit Sharing Plan
Index to Financial Statements and Supplemental Schedule

Pages
Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements:

Statement of Net Assets Available for Benefits at December 31, 2005 and 2004	2

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2005	3

Notes to Financial Statements	4

Supplemental Schedule:

Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of Year) as of December 31, 2005	7

Signature	8

EXHIBITS:

23.1	Consent of Deloitte & Touche LLP for the MarkWest Hydrocarbon, Inc. 401(k) Savings and Profit Sharing Plan

NOTE:  Certain supplemental schedules have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
MarkWest Hydrocarbon, Inc. 401(k) Savings and Profit Sharing Plan

We have audited the accompanying statement of net assets available for benefits of the MarkWest Hydrocarbon, Inc. 401(k) Savings and Profit Sharing Plan (the “Plan”) as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP
Denver, CO
June 23, 2006

MarkWest Hydrocarbon, Inc. 401(k) Savings and Profit Sharing Plan
Statement of Net Assets Available for Benefits
December 31, 2005 and 2004

Assets	2005	2004
Investments, at fair value:
Common collective trust fund	$1,312,012	$1,257,447
Mutual funds	7,635,556	6,022,157
MarkWest Hydrocarbon, Inc. common stock	5,339,230	4,294,375
Participant loans	224,003	207,835

	14,510,801	11,781,814

Receivables:
Employee contributions	4,004	27,141
Employer match	2,528	9,274
Employer profit sharing	—	424,785
Loan interest receivable	186	2,619
Receivable for securities sold	5,422	—

Net assets available for benefits	$14,522,941	$12,245,633

See accompanying notes to financial statements.

MarkWest Hydrocarbon, Inc. 401(k) Savings and Profit Sharing Plan
Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 2005

Additions:
Contributions:
Participants:
Deferral	$1,026,472
Rollover	407,575

Employer, net of forfeitures applied	601,865

Investment Income:
Net appreciation of investments:
Mutual funds	279,300
MarkWest Hydrocarbon, Inc. common stock	1,188,806
Interest and dividend income	294,999

Deductions:
Benefits paid directly to participants	(1,520,559)
Investment management and loan administration fees	(1,150)

Net increase	2,277,308

Net assets available for benefits at beginning of year	12,245,633

Net assets available for benefits at end of year	$14,522,941

See accompanying notes to financial statements.

MarkWest Hydrocarbon, Inc. 401(k) Savings and Profit Sharing Plan
Notes to Financial Statements

1.              Description of Plan

The MarkWest Hydrocarbon, Inc. 401(k) Savings and Profit Sharing Plan (the “Plan”) is a defined contribution plan established on August 1, 1993 under the rules of Internal Revenue Code (the “Code”) Section 401(k). Participants should refer to the Plan Agreement for more complete information.

Participation

All full-time, permanent employees of MarkWest Hydrocarbon, Inc. (the “Company”) are eligible to participate in the Plan. Eligibility to participate begins with the first day of the month following employment.

Employee Contributions

The Plan allows eligible participants to contribute a portion of their salaries or wages to the Plan on a before-tax basis within limits defined by the Plan. The maximum contribution for a participant may not exceed the annual maximum limits established under Code Section 402(g) (generally, $14,000 for 2005). All income earned from invested contributions accumulates tax deferred until withdrawal.

Participants may change the level of their contribution or suspend contributions entirely to the Plan at any time during the Plan year. Notice of suspension must be made in writing at least 30 days in advance. Rollovers represent funds that new participants bring into the Plan from previous employer-qualified plans.

Company Matching Contributions

The Company provides a matching contribution of 100% of each participant’s contributions up to a maximum of 6% of compensation. Company contributions are invested in accordance with Participant elections. Additionally, a discretionary contribution may be made based on the profitability of the Company.

Vesting

Employee contributions are fully vested upon contribution while Company contributions vest at 25% per year of service. Participants are fully vested in the Company contributions after four years of service. Forfeitures of $101,930 and $73,268 were utilized during 2005 and 2004, respectively, by the Company to offset Company matching and discretionary contributions funded during 2005. As of December 31, 2005 and 2004, there were $83,176 and $2, respectively, in the unvested forfeiture account.

Distribution of Benefits

Distributions to employees are normally made upon termination of employment upon submission of a written request in accordance with Plan provisions. Benefits paid to participants are recorded upon distribution.

At any time, but not more frequently than once a year, a participant with an immediate and critical need may request a hardship withdrawal in an amount no greater than is necessary to satisfy such financial hardship. Such request must receive approval of the Company’s benefit administrator.

Participant Loans

Per the Plan document, the loan interest rates must be deemed reasonable by the Plan Administrator. Historically, the Plan has charged interest at 1% above the published prime rate and loans are limited to the lesser of $50,000 or 50% of a participant’s vested account balance.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, matching contributions made by the Company and an allocation of discretionary contributions made by the Company, if any, and plan earnings or losses and expenses which are allocated based on the participant account balance.

2.              Summary of Accounting Policies

Basis of Presentation

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Investments

Mutual funds and the Company’s common stock are stated at fair value based on the quoted market price on the last business day of the Plan year.

The Plan also invests in a common collective trust fund (the Fidelity Managed Income Portfolio Fund), which is stated at fair value based on the quoted market prices, if available, of the underlying securities.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation in fair value of its investments, which consists of realized gains and losses, and the unrealized appreciation (depreciation) on those investments.

Participant loans are shown at cost, which approximates fair value. Interest income is recorded as earned on an accrual basis. Transactions are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses

Certain costs and expenses incurred in establishing, amending and administering the Plan, including the fees and expenses of the trustees, are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to use estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Concentrations, Risks and Uncertainties

The Plan has a concentration of investments in the Company’s stock. A change in the value of the Company’s stock could cause the value of the Plan’s net assets available for plan benefits to change due to this concentration.

The Plan provides for various investment options in stocks and other investment securities. Investment securities are exposed to various risks, such as significant world events, interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

3.              Plan Termination

Although the Company has not expressed any intent to discontinue the Plan, it may do so at any time. In the event of termination of the Plan, participants would become fully vested in all accounts and the assets of the Plan shall be distributed to the participants in proportion to their respective account balances.

4.              Investments

All funds are managed by Fidelity Management Trustee Company, the Trustee. The assets are maintained under the Employee Retirement Income Security Act of 1974 (“ERISA”) guidelines provided by the Company. The fair values of investments that represent 5% or more of the Plan’s net assets are as follows:

	Year Ended December 31,
	2005	2004

MarkWest Hydrocarbon, Inc. common stock	$5,339,230	$4,294,375
Fidelity Blue Chip Growth Fund	1,386,314	1,145,804
Fidelity Managed Income Portfolio Fund	1,312,012	1,257,447
Fidelity Dividend Growth Fund	899,999	705,551
Fidelity US Bond Index Fund	802,062	767,905
Spartan US Equity Index Fund	731,545	*

* less than 5% at year end.

In addition to the Company’s common stock, participating employees are offered various investment options in mutual funds and a common collective trust fund.

5.              Income Tax Status

The Internal Revenue Service determined and informed the Company in a letter dated September 24, 1994, that the Plan, as originally adopted and inclusive of amendments through September 30, 1993, is qualified and the trust established under the Plan is tax-exempt, under Section 401(k) of the Code. The plan was subsequently amended, for which the Internal Revenue Service also determined and informed the Company in a letter dated October 9, 2003 that the amendment, does not in and of itself, adversely affect the plan’s acceptability under Section 401 of the Code. The Company believes that the Plan has been administered in accordance with the changes to the Code effective after the letter dated October 9, 2003, and that the Plan has been timely amended to incorporate such changes. Accordingly, the Company believes the Plan and related trust is tax-exempt as of December 31, 2005 and 2004.

6.              Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Investments (“Fidelity”). Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were $187 for the year ended December 31, 2005.

At December 31, 2005 and 2004, the Plan held 242,555 and 248,949 shares, respectively, of common stock of MarkWest Hydrocarbon, Inc., the sponsoring employer, with a cost basis of $1,837,866 and $1,630,212 respectively. During the year ended December 31, 2005, the Plan recorded dividend income of $286,944.

7.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500. The following reconciliation is necessary as contributions are recorded on the accrual basis for financial statement purposes and on a cash basis per Form 5500 as of December 31, 2005, and 2004.

	Year Ended December 31,
	2005	2004

Net assets available for benefits per the financial statements	$14,522,941	$12,245,633
Less: Contributions receivable	(6,718)	(2,618)
Less: Delinquent loans deemed distributions	(8,828)
Net assets available for benefits per the Form 5500	$14,507,395	$12,243,015

The following is a reconciliation of total contributions per the financial statements to the Form 5500 for the year ended December 31, 2005.

Total contributions per the financial statements	$2,035,912
Less: Contribution receivable for the year ended December 31, 2005	(6,718)
Add: Contribution receivable for the year ended December 31, 2004	2,618
Total contributions per the Form 5500	$2,031,812

The following is a reconciliation of the participant loans per the financial statements to the Form 5500 for the year ended December 31, 2005. The reconciliation is necessary, as delinquent loans are deemed distributions on the Form 5500 but not in the financial statements.

Participant loans per the financial statements	$224,003
Less: Delinquent loans deemed distributions	(8,828)
Participant loans per the Form 5500	$215,175

The following is a reconciliation of distributions to plan participants per the financial statements to the Form 5500 for the year ended December 31, 2005.

Deemed distributions to plan participants per the financial statements	$—
Add: Delinquent loans deemed distributions for the year ended December 31, 2005	8,828
Less: Delinquent loans deemed distributions for the year ended December 31, 2004	—
Distributions to plan participants per Form 5500	$8,828

MarkWest Hydrocarbon, Inc. 401(k) Savings and Profit Sharing Plan
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
December 31, 2005

(a)	(b)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Current Value

	AIM Dynamics Fund	$617,540

	AIM Small Co. Growth Fund	244,882

	Oakmark Equity & Income Fund	476,895

*	MarkWest Hydrocarbon, Inc. common stock	5,339,230

*	Fidelity Blue Chip Growth Fund	1,386,314

*	Fidelity Diversified International Fund	592,293

*	Fidelity Dividend Growth Fund	899,999

*	Fidelity Freedom Income Fund	31,487

*	Fidelity Freedom 2000 Fund	65,625

*	Fidelity Freedom 2005 Fund	1,122

*	Fidelity Freedom 2010 Fund	717,809

*	Fidelity Freedom 2015 Fund	41,976

*	Fidelity Freedom 2020 Fund	677,310

*	Fidelity Freedom 2025 Fund	93,019

*	Fidelity Freedom 2030 Fund	197,701

*	Fidelity Freedom 2035 Fund	46,499

*	Fidelity Freedom 2040 Fund	11,478

*	Fidelity Managed Income Portfolio	1,312,012

*	Fidelity US Bond Index Fund	802,062

*	Spartan US Equity Index Fund	731,545

*	Participant loans (interest rates ranging from 5.0% to 10.5%)	224,003

	Total	$14,510,801

*              Represents a party-in-interest.

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

MARKWEST HYDROCARBON, INC.
401(k) Savings and Profit Sharing Plan

DATE: June 29, 2006	BY:	/s/ Nancy K. Masten
Nancy K. Masten
Chief Accounting Officer

EXHIBIT INDEX

Exhibit Number	Exhibit

23.1	Consent of DELOITTE & TOUCHE LLP for the MarkWest Hydrocarbon, Inc. 401(k) Savings and Profit Sharing Plan